06007410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/31/06

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RECEIVED MAR 01 2006 SECTION 209

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRIBECA SECURITIES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9 DESBROSSES STREET, 6TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10013**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SASSAN GHAHRAMANI **(212) 219-9096**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

6/9/06

OATH OR AFFIRMATION

I, **SASSAN GHAHRAMANI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TRIBECA SECURITIES LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

TRIBECA SECURITIES LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

CONTENTS

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent auditors

The Member
Tribeca Securities, LLC
New York, New York

We have audited the accompanying statement of statement of financial condition of Tribeca Securities, LLC, (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tribeca Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 8, 2006

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRIBECA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	220,874
Commissions receivable		48,054
Other assets		16,161
TOTAL ASSETS	$	285,089

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	29,360
Accrued income taxes payable		4,000
Due to affiliate		90,507
TOTAL LIABILITIES		123,867
Member's equity		161,222
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	285,089

The accompanying notes are an integral part
of this financial statement.

TRIBECA SECURITIES, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

NOTE 1 - ORGANIZATION:

Tribeca Securities, LLC (the "Company") was organized in Delaware as a limited liability company and commenced operations during July 2004. The Company shall continue in perpetuity unless a proposal to dissolve the Company is adopted by the membership or when the Company is otherwise terminated in accordance with applicable law.

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). As more fully described in Note 3, the Company serves as an introducing broker for the execution of securities transactions by customers of an affiliated entity. The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state laws, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the member. However, the Company is subject to the New York City Unincorporated Business Tax.

NOTE 3 - BROKERAGE ACTIVITIES:

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2005, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company is a component of a larger business enterprise. The Company serves as a registered broker dealer for customers of its affiliate and earns its commissions from executing securities transactions that are directed to it.

The Company has an agreement with an affiliated company whereby the affiliate would pay on behalf of the Company primarily all of the overhead and administrative expenses. The affiliate company charges the Company for its share of expenses. At December 31, 2005, the Company is indebted to the affiliate in the amount of $90,507.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day-to-day. At December 31, 2005, the Company had net capital of approximately $102,000, which was $93,000 in excess of its required net capital of $8,000. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.